TAYLOR NELSON SOFRES PLC

02042968

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 30 2002

23rd July 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Report and Accounts for the year ended 31 December 2001 for the following;-

Aidcom Technology Limited	-	Reg No. 1641049
Fieldcontrol Limited	-	Reg No. 944187

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

7/31

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\018.doc

Aidcom Technology Limited

Report and accounts

for the year ended

31 December 2001

Reg No 1641049

Aidcom Technology Limited

Report and accounts

For the year ended 31 December 2001

Directors' report	2 - 3
Directors' responsibilities	3
Report of the auditors	4 - 5
Profit and loss account	6
Balance sheet	7
Notes to the financial accounts	8- 10

Directors' Report

For the year ended 31 December 2001

The director presents his report with the audited financial statements for the year ended 31 December 2001.

1 Principal activities, business review and future developments

The company did not trade throughout the year but was not dormant by virtue of paying a dividend to its parent company.

2 Results and dividends

The profit and loss account for the year ended 31 December 2001 is set out on page 6. The director recommends payment of a final dividend of £558,066 for the year (2000 - £409,000)

3 Directors

The director of the company during the year is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interests in the shares of the company at any time during the year.

Mr Cowling is director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

PSK Wright

P S Wright

Company Secretary
Westgate, London W5 1UA
18 March 2002

Independent auditors' report to the members of Aidcom Technology Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 6 to 10, which have been prepared under the historical cost convention, and the accounting policies set out on page 8.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of director's responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Aidcom Technology Limited (continued)

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
London
18 March 2002

Aidcom Technology Limited

Profit and loss account

For the year ended 31 December 2001

	Notes	2001	2000
		£	£
Profit on ordinary activities before taxation		-	-
Taxation on profit on ordinary activities		-	-
Profit for the financial year		-	-
Dividends Proposed	3	**(558,066)**	(409,000)
Retained loss for the year		**(558,066)**	(409,000)

		2001	2000
Statement of retained profits			
Retained profit at 1 January		**558,067**	967,067
Retained loss for the year		**(558,066)**	(409,000)
Retained profit at 31 December		**1**	558,067

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.

All of the above results arose from discontinued activities.

Aidcom Technology Limited

Balance sheet

As at 31 December 2001

	Notes	**2001**	2000
		£	£
Current assets			
Debtors	4	**5,340,094**	5,340,094
Creditors: amounts falling due within one year	5	**(3,338,093)**	(2,780,027)
Net assets		**2,002,001**	2,560,067
Capital and reserves			
Called up share capital	6	**2,002,000**	2,002,000
Profit and loss account		**1**	558,067
Equity Shareholders' funds		**2,002,001**	2,560,067

The financial statements on pages 6 to 10 were approved by the director on 18 March 2002 and were signed by:

A B Cowling
Chairman

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention and according to applicable Accounting Standards in the United Kingdom.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

2 Directors' and auditors' remuneration

The company has no employees (2000 – nil) except for its director who received no remuneration for his services during the year (2000 - £nil).

Auditors' remuneration for the provision of audit services in respect of the years ended 31 December 2001 and 31 December 2000 has been borne by a fellow group undertaking, Taylor Nelson Sofres Group Ltd.

3 Dividends

	2001	2000
	£	£
Final dividend - proposed	**558,066**	409,000

4 Debtors

	2001	2000
	£	£
Amounts owed by group undertakings	**5,303,750**	5,303,750
Amounts owed by parent company	**36,344**	36,344
	5,340,094	5,340,094

5 Creditors: Amounts falling due within one year

	2001	2000
	£	£
Amounts owed to group undertakings	**2,371,027**	2,371,027
Amounts owed to parent company	**409,000**	-
Proposed dividend	**558,066**	409,000
	3,338,093	2,780,027

6 Called up share capital

	2001	2000
	£	£
Authorised, allotted, called up and fully paid		
1,000 ordinary shares of £1 each	**1,000**	1,000
1,000 deferred shares of £1 each	**1,000**	1,000
2,000,000 redeemable ordinary shares of £1 each	**2,000,000**	2,000,000
	2,002,000	2,002,000

Redeemable shares are redeemable at the company's discretion at par value from 31 March 1998.

7 Reconciliation of movements in shareholders' funds

	2001	2000
	£	£
Opening shareholders' funds	**2,560,067**	2,969,067
Retained loss for the financial year	**(558,066)**	(409,000)
Closing shareholders' funds	**2,002,001**	2,560,067

8 Related party transactions

Aidcom Technology Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available.

Consequently, the financial statements of Aidcom Technology Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

9 Ultimate parent undertaking

Taylor Nelson Sofres plc, registered in England and Wales, is the immediate and ultimate parent undertaking and ultimate controlling party.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Fieldcontrol Limited

Report and accounts

for the year ended

31 December 2001

Reg No 944187

Fieldcontrol Limited

Report and accounts

For the year ended 31 December 2001

Directors' report	2 - 4
Directors' responsibilities	4
Report of the auditors	5 - 6
Profit and loss account	7
Balance sheet	8
Notes to the financial accounts	9-16

Directors' report

For the year ended 31 December 2001

The directors present their report together with the audited financial statements for the year ended 31 December 2001.

Principal activities, business review and future developments

The company's principal activity is the provision of market information services. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The result for the year is set out in the profit and loss account on page 7. The directors do not recommend the payment of a dividend for the year (2000 - £nil).

Directors

The directors of the company during the year are listed below:

Michael H C Hopkins	
Frances E Loveless	
Jennifer Stone	
Francesca C Sivers	
Antony B Cowling	
Barbar Qureshi	(resigned 25/06/2001)

Directors' interests in shares of the company

Mike Hopkins has a 30% holding of the shares in Fieldcontrol Limited. No other directors, except Mr Cowling, held any interests in the shares of the company, or any other company within the group, at any time during the year.
Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and holds the following interests in Taylor Nelson Sofres plc:

A Cowling	At 1 Jan 2001	Granted	Sold/ Exercised	At 31 Dec 2001
	No.	No.	No.	No.
Ordinary shares	3,947,731	40,000	250,000	3,737,731
Savings related share options	1,687	1,973	-	3,660
Executive share option plan	-	80,000	-	80,000
Long-term incentive plan - share options	750,000	-	-	750,000

Brought forward balances have been restated (2000: Ordinary shares - 4,097,731; Savings related share options - 1,687; Long term incentive plan share options - 750,000).

Auditors

The auditors PricewaterhouseCoopers, have indicated their willingness to continue in office, and a resolution that they be re-appointed will be proposed at the annual general meeting.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

J George

Company Secretary
Westgate, London W5 1UA
18 March 2002

Independent auditors' report to the members of Fieldcontrol Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 7 to 16, which have been prepared under the historical cost convention, and the accounting policies set out on pages 9 to10.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities set out on page 4.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Fieldcontrol Limited

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
London
18 March 2002

Fieldcontrol Limited

Profit and loss account

For the year ended 31 December 2001

	Notes	2001	2000
		£000	£000
Turnover - continuing operations	2	**1,322**	**2,041**
Cost of sales		**(891)**	**(1,442)**
Gross profit		**431**	**599**
Administrative expenses		**(617)**	**(492)**
Operating (loss)/profit - continuing operations		**(186)**	**107**
Interest receivable and similar income		**7**	**22**
(Loss)/profit on ordinary activities before taxation	3	**(179)**	**129**
Taxation on (loss)/profit on ordinary activities	6	**2**	**(39)**
(Loss)/profit for the financial year		**(177)**	**90**
Accumulated Profit at 1 January		**98**	**8**
Accumulated (loss)/profit at 31 December		**(79)**	**98**

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

There were no discontinued activities during the year (2000 - nil).

Fieldcontrol Limited

Balance sheet

For the year ended 31 December 2001

	Notes	2001	2000
		£000	£000
Fixed assets			
Tangible fixed assets	7	**1**	**3**
Current assets			
Work in progress		**-**	**1**
Debtors	8	**2,214**	**1,574**
Cash at bank and in hand		**538**	**123**
		2,752	**1,698**
Creditors: amounts falling due within one year	9	**(2,732)**	**(1,503)**
Net current assets		**20**	**195**
Net assets		**21**	**198**
Capital and reserves			
Called up share capital	10	**100**	**100**
Profit and loss account	11	**(79)**	**98**
Equity shareholders' funds	11	**21**	**198**

The financial statements on pages 7 to 16 were approved by the board of directors on 18 March 2002 and were signed on its behalf by:

M H C Hopkins

Chairman

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company satisfies the small company limits set out in the Companies Act 1985. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Income recognition

Profits are recognised only on the completion of a project or, in the case of certain longer term or continuous projects, on the satisfactory completion of a specific phase of the project. Provision is made for losses as soon as they are identified.

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation.
Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years
Computer software and databases	5 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Pension costs

From January 1 1999 the company participated in a group defined contribution pension plan. Contributions are charged to the profit and loss account as they became payable in accordance with the rules of the plan.

Principal accounting policies (continued)

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on behalf of the clients and an appropriate element of specifically attributable overheads.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, primarily group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 (Loss)/profit on ordinary activities before taxation

The (loss)/profit on ordinary activities before taxation is stated after charging:

	2001	2000
	£000	£000
Depreciation of owned fixed assets	**2**	**5**
Auditors' remuneration for audit services	**-**	**3**
Operating leases – land and buildings	**15**	**15**

Auditors' remuneration in respect of the year ended 31 December 2001 has been borne by fellow group undertaking Taylor Nelson Sofres Group Ltd.

4 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2001	2000
	No.	No.
Marketing	**12**	**13**
Administration	**3**	**3**
	15	**16**

Employment costs comprised:	£'000	£000
Wages and salaries	**279**	**281**
Social security costs	**26**	**25**
Other pension costs	**12**	**9**
	317	**315**

5 Directors' emoluments

	2001	2000
	£000	£000
Aggregate emoluments	**87**	**80**
Contribution to money purchase pension schemes	**5**	**2**
	92	**82**

One director accrues benefits under the money purchase pension scheme (2000: 1)

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2001

6 Taxation on profit on ordinary activities

	2001	2000
	£000	£000
Taxation on (loss)/profit for the year		
UK corporation tax (credit)/charge at 30% (2000: 30%)		
-current	-	40
-deferred		-
UK corporation tax relating to prior years		
- current	-	(1)
- deferred	(2)	-
	(2)	39

There is no un-provided deferred tax in the company (2000 - £nil).

Fieldcontrol Limited

Notes to the financial statements

For the year ended 31 December 2001

7 Tangible fixed assets

	Computer Equipment £000	Other Equipment £000	Total £000
Cost			
At 1 January 2001	32	27	59
Additions	-	-	-
At 31 December 2001	**32**	**27**	**59**
Depreciation			
At 1 January 2001	32	24	56
Charge for the year	-	2	2
At 31 December 2001	**32**	**26**	**58**
Net book value			
At 31 December 2001	**-**	**1**	**1**
At 31 December 2000	-	3	3

8 Debtors

	2001	2000
	£000	£000
Trade debtors	184	252
Amounts due from group undertakings	2,027	1,321
Other debtors	3	-
Prepayments	-	1
	2,214	1,574

9 Creditors: Amounts falling due within one year

	2001	2000
	£000	£000
Payments on account	64	54
Amounts owed to group undertakings	2,582	1,340
Other creditors	4	-
Corporation tax	40	40
Other taxation and social security	40	-
Accruals and deferred income	2	69
	2,732	1,503

10 Called up share capital

	2001	2000
	£000	£000
Authorised		
100,000 ordinary shares of £1 each	100	100
Allotted, called up and fully paid		
100,000 ordinary shares of £1 each	100	100

11 Reconciliation of movements in shareholders' funds

	2001	2000
	£000	£000
Opening shareholders' funds	198	108
(Loss)/profit for the financial year	(177)	90
Closing shareholders' funds	21	198

12 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2001	2000
Operating leases which expire:	£000	£000
within two to five years	15	-
after five years	-	15
	15	15

13 Ultimate parent undertaking

The immediate parent undertaking is Opinion Research Ltd, which owns 70% of the company's share capital. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

14 Related party transactions

The company leases its premises from MHC Hopkins, a director of the company. During the year rent of £15,000 (2000: £15,000) was paid under this lease agreement. In addition, there were fees for fieldwork services provided to the following companies:

	2001	2000
	£	£
Opinion Research Ltd	-	409,000
Taylor Nelson Sofres Group Ltd	**328,596**	804,000
Sofres SA	**215,000**	209,000

Intercompany net balances outstanding at the year end were as follows:

	2001	2000
	£	£
Opinion Research Ltd	**(72,000)**	(68,614)
Taylor Nelson Sofres Group Ltd	**(560,000)**	230,122
Sofres SA	**76,000**	123,163

The above transactions were undertaken at arm's length on normal commercial terms.

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

22nd July 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Notification of Interests of Directors and Connected Persons
Antony Brian Cowling
Michael Anthony Kirkham
David Soutar Lowden

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\017.doc

TAYLOR NELSON SOFRES PLC
Westgate London W5 1UA
Direct tel: +44 (0) 208 967 4655
Mobile: 07764 272333
Direct fax:+44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

FACSIMILE

Date	3 July 2002
To	London Stock Exchange Company Announcements Office –0207 588 6057
Pages	4
Copies	Securities and Exchange Commission **by DHL** Zafar Aziz, Bank of New York (London) – 0207 893 6028 Steven Kim, Bank of New York (US)- 001 212 571 3050.
From	**Judith George**

Dear Sirs

Notification of Interests of Directors: Schedule 11
AVS Nos : 662676; 554895; and 848299

I attach three announcements 'Notification of Interests of Directors'. Prior to the announcement being made, I would be grateful if you could call me to confirm all announcements will be sent simultaneously.

Yours faithfully

[signature]

Judith George
Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 662676

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director ANTONY BRIAN COWLING
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANTONY BRIAN COWLING
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) ANTONY BRIAN COWLING	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

15. Total holding following this notification	16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 2 JULY 2002	18. Period during which or date on which exercisable 12 APRIL 2004
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 116,000 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise NIL	22. Total number of shares or debentures over which options held following this notification 950,493
23. Any additional information THE GRANT IS THE FINAL ELEMENT OF COMPENSATION PAYABLE TO MR COWLING, IN RESPECT OF THE ALTERATION OF HIS TERMS OF EMPLOYMENT.	24. Name of contact and telephone number for queries IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196

25. Name and signature of authorised company official responsible for making this notification

JUDITH GEORGE, ASSISTANT COMPANY SECRETARY

Date of notification 3 July 2002

~~Company Announcements Office, Old Broad Street, London EC2N 1HP~~
~~Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**~~
~~Enquiries: Company Monitoring; UK Listing Authority~~

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 554895

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director MICHAEL ANTHONY KIRKHAM
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MICHAEL ANTHONY KIRKHAM
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) MICHAEL ANTHONY KIRKHAM	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

15. Total holding following this notification	16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 2 JULY 2002	18. Period during which or date on which exercisable 31 JULY 2005
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 300,000 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 184 PENCE PER SHARE	22. Total number of shares or debentures over which options held following this notification 1,257,725
23. Any additional information GRANT OF OPTIONS UNDER THE TAYLOR NELSON SOFRES 2001 EXECUTIVE PLAN.	24. Name of contact and telephone number for queries IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196

25. Name ~~and~~ signature of authorised company official responsible for making this notification
~~George~~ J GEORGE, ASSISTANT COMPANY SECRETARY

Date of notification 8 July 2002

~~Company Announcements Office, Old Broad Street, London EC2N 1HP~~
~~Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)~~
~~Enquiries: Company Monitoring; UK Listing Authority~~

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 848299

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director DAVID SOUTAR LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) DAVID SOUTAR LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DAVID SOUTAR LOWDEN	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

15. Total holding following this notification	16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 2 JULY 2002	18. Period during which or date on which exercisable 31 JULY 2005
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 200,000 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 184 PENCE PER SHARE	22. Total number of shares or debentures over which options held following this notification 855,000
23. Any additional information GRANT OF OPTIONS UNDER THE TAYLOR NELSON SOFRES 2001 EXECUTIVE PLAN.	24. Name of contact and telephone number for queries IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196

25. Name and signature of authorised company official responsible for making this notification
[signature] J GEORGE, ASSISTANT COMPANY SECRETARY

Date of notification 2 July 2002

~~Company Announcements Office, Old Broad Street, London EC2N 1HP~~
~~Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)~~
~~Enquiries: Company Monitoring; UK Listing Authority~~

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

18th July 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Notification of Interests of Directors and Connected Persons
Antony Brian Cowling

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

pp Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\016.doc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
Taylor Nelson Sofres plc

2) Name of director
Antony Brian Cowling

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As per person named above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As per person named above.

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Sale of Ordinary shares in Taylor Nelson Sofres plc

7) Number of shares/amount of stock acquired
Not applicable

8) Percentage of issued class
Not applicable

9) Number of shares/amount of stock disposed
200,000

10) Percentage of issued class
0.05 percent

11) Class of security
Ordinary

12) Price per share
230p

13) Date of transaction
Thursday 21st March 2002

14) Date company informed
Friday 22nd March 2002

15) Total holding following this notification
2,615,820

16) Total percentage holding of issued class following this notification
0.67 percent

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.................................